

July 29, 2011

Via E-mail
Mr. Jonathan Symonds
Chief Financial Officer
Novartis AG
Lichtstrasse 35
4056 Basel, Switzerland

> **Re: Novartis AG**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed January 27, 2011**
> **File No. 1-15024**

Dear Mr. Symonds:

We have reviewed your June 30, 2011 response to our June 2, 2011 comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Business Overview
Pharmaceuticals
Compounds in Development, page 38

1. Please refer to prior comment one. We acknowledge your assertions that development decisions are made on a project-by-project basis and that R&D expenditures are not managed on a therapeutic or some other "project grouping" basis. Please provide us proposed disclosure to be included under "Research and Development" in your "Operating and Financial Review and Prospects" disclosure of future filings to address the following.

   - Quantify the portion of total research and development expenditures for each period presented spent on "exploratory development" activities and the portion spent on "confirmatory development" activities (listed on pages 38-

42). In addition, explain the factors underlying any changes in trends for each of these activities in 2010 as compared to 2009 and expected in 2011 as compared to 2010.

- Identify and quantify those projects listed on pages 42-46 that represent a significant amount of expenses for each period presented in the "confirmatory development" phase.

2. We acknowledge your response to prior comment two (third bullet). However, we request further information in order to understand your assertion that the ultimate patent terms of your development projects cannot be known with certainty prior to product approval and would inherently be speculative. In this connection, we believe that you should provide us this information where reasonable estimates can be made, as opposed to a threshold of "known with certainty." For any three of your projects that were in registration at December 31, 2010 and for any three of your projects that, at December 31, 2010, you had a planned filing date in 2011, please provide us with the following information assuming the product received approval as of December 31, 2010:

- The remaining years of the last patent that protects the product;
- The nature of and number of years of regulatory exclusivity available in excess of remaining years of the patent in bullet one;
- How each year beyond December 31, 2010, the assumed approval date, to get actual approval impacts the number of years in bullets one and two; and
- The nature of other significant factors and how each could impact the number of years in bullets one and two.

In providing the above information, it is not necessary to provide the actual name of the product in your response and it is sufficient to address only one jurisdiction in which you intend to get approval.

Notes to the Novartis Group Consolidated Financial Statements
Note 2: Significant transactions, business combinations and divestments
Acquisitions in 2010: Corporate—Alcon, Inc., page F-21

3. We are evaluating your responses to prior comments four through eight and may have additional comments.

4. Please analyze for us whether the written put associated with the 52% interest in Alcon or the related purchased call are financial assets or liabilities required to be accounted for at fair value through profit or loss from your transaction in 2008 through settlement in 2010. Please reference for us the authoritative literature you rely upon to support your accounting.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant